Exhibit 99.1

NOVA Chemicals Corporation
1000 Seventh Avenue S.W.
Calgary, Alberta
Canada T2P 5L5

www.novachemicals.com
403.750.3600	tel
403.269.7410	fax

NOVA Chemicals Reports 2011 SecondQuarter Results

For immediate release, Thursday, August11, 2011, Calgary, Alberta, Canada

Record quarterly results continue

Second Quarter 2011 Results

In the second quarter of 2011, we generated a profit of $225 million as compared to a profit of $46 million for the second quarter of 2010. For the six months ended June 30, 2011, we generated profit of $388 million compared to profit of $142 million for the six months ended June 30, 2010.  The year-over-year improvement during these three and six month periods was primarily due to higher margins for our products.

The Olefins/Polyolefins business unit generated $367 million of operating profit in the second quarter of 2011 versus an operating profit of $253 million during the second quarter of 2010.  For the six months ended June 30, 2011, the business unit generated operating profit of $648 million compared to operating profit of $438 million for the six months ended June 30, 2010.  The improvement in both periods was due to selling prices that increased more than feedstock costs.

The Performance Styrenics segment reported an operating profit from continuing operations of $2 million in the second quarter of 2011 versus an operating loss from continuing operations of $1 million in the second quarter of 2010.  For the six months ended June 30, 2011, the segment generated an operating profit from continuing operations of $5 million compared to breakeven results for the six months ended June 30, 2010.  The improvement in both periods was due to selling prices that increased more than feedstock costs.

Highlights

During the second quarter of 2011, NOVA Chemicals announced “NOVA 2020” - our strategic plan to take advantage of emerging feedstock supply from a diverse portfolio of new feedstock sources to enhance our market position by expanding our ethylene and polyethylene footprint.  In addition to the previously announced revamp of our Corunna cracker to use up to 100% NGLs, we announced engineering and feasibility studies to investigate the following: a further expansion of our Corunna cracker, the construction of two new world-scale polyethylene facilities to be built in Alberta and Ontario, and a further debottleneck of our low-density polyethylene asset.  Feasibility and engineering studies should be completed by the middle of 2012 and start-up of the debottleneck project and polymer expansions are targeted to be completed between late 2014 and 2017.

In addition to the previously announced memorandums of understanding with Caiman Energy and Range Resources and in support of our revamp of the Corunna cracker, we signed a memorandum of understanding with Statoil Marketing and Trading Inc. for a long-term supply of ethane from the Marcellus Shale Basin.

Basis of Presentation

We adopted International Financial Reporting Standards (“IFRS”) on January 1, 2011.  Our unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2011 and 2010 were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.  The June 30, 2011, unaudited interim condensed consolidated financial statements include IFRS comparative data and reconciliations from Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS for our consolidated statement of financial position as at June 30, 2010 and our consolidated statements of income and comprehensive income for the three and six months ended June 30, 2010.

NOVA Chemicals Financial Highlights

These highlights should be read in conjunction with our unaudited interim condensed consolidated financial statements, as at and for the period ended June 30, 2011and our other 2011 unaudited interim condensed consolidated financial statements, which have been prepared using IFRS, and the audited consolidated financial statements and MD&A for the year ended December 31, 2010, which were prepared using Canadian GAAP.

	Three Months Ended Jun. 30,		Six Months Ended Jun. 30,
(millions of U.S. dollars)	2011	2010	2011	2010
Revenue	$1,392	$1,244	$2,691	$2,334
Operating profit from the businesses from continuing operations	$369	$252	$653	$438
Corporate costs from continuing operations	$(21)	$(45)	$(44)	$(91)
Operating profit from continuing operations	$348	$207	$609	$347
Profit for the period	$225	$46	$388	$142

NOVA Chemicals’ 2011second quarter earnings report can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com, the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml or on NOVA Chemicals’ website at www.novachemicals.com.

NOVA Chemicals will host a conference call, Thursday, August 11, 2011 at 11:30 a.m. ET (9:30 a.m. MT). The dial-in number for this call is (416) 406-6419 (Passcode 4107267) and the replay number is (905) 694-9451 (Passcode 4107267).

The live call is available on the internet at http://www.novachem.com/InvestorCenter/investor_financialhome_financial.cfm.

About NOVA Chemicals

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®.NOVA Chemicals is a wholly owned subsidiary of International Petroleum Investment Company (“IPIC”) of the Emirate of Abu Dhabi, United Arab Emirates.

Media and Investor inquiries, please contact:

Pace Markowitz

Tel: 412.490.4952

E-mail: markowp@novachem.com

is a registered trademark of NOVA Brands Ltd.; authorized use.

Responsible Care®is a registered trademark of the Chemistry Industry Association of Canada (CIAC) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward looking information: This news release contains forward-looking information with respect to NOVA Chemicals.  Specific forward-looking information contained in this news release includes, among others, statements regarding “NOVA 2020” — our strategic plan to take advantage of emerging feedstock supply from a diverse portfolio of new feedstock sources to enhance our market position by expanding our ethylene and polyethylene footprint, including the timing of completion of feasibility and engineering studies and the debottleneck project and polymer expansions.By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information are detailed in the publicly filed disclosure documents and securities commissions’ reports of NOVA Chemicals. NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.